08019152

SEC MAIL PROCESSING
RECEIVED
DEC 1 2 2006
WASH, D.C. 160 SECTION

PROCESSED
DEC 2 0 2006 E
THOMSON
FINANCIAL

SUPPL

26 September, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

dlw 12/14



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

BILLABONG INTERNATIONAL LIMITED (BBG)

DOCUMENTS / INFORMATION SUBMITTED	Date	Required By
Concise Annual Report	25/09/2006	ASX
Full Financial Report	25/09/2006	ASX
Chairman's Letter to Shareholders (incl. map to AGM location)	25/09/2006	ASX
Proxy form	25/09/2006	ASX
Notice Of Meeting	25/09/2006	ASX
Explanatory Memorandum	25/09/2006	ASX
Appendix 3Y – Change of Director's Interest Notice – C. Paull	21/09/2006	ASX
Appendix 3Y – Change of Director's Interest Notice – D. O'Neill	19/09/2006	ASX
Appendix 3B – Exercise of Options	18/09/2006	ASX
Form 484 – Issue of Shares	18/09/2006	ASIC
Appendix 3B – Exercise of Options	05/09/2006	ASX
Form 484 – Issue of Shares	05/09/2006	ASIC
Appendix 3B – Exercise of Options	23/08/2006	ASX
Form 484 – Issue of Shares	23/08/2006	ASIC

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9800

STOCK EXCHANGE ANNOUNCEMENT

25 September 2006

AGM documents despatched to shareholders

The following documents will be despatched to shareholders today:

- Chairman's Letter
- AGM location map
- Notice of Meeting
- Explanatory Memorandum
- Proxy Form
- Concise Annual Report
- Full Financial Report

Maria Manning
Company Secretary

-ENDS -



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

11 September 2006

Dear Shareholder

On behalf of the Board, I am pleased to invite you to the 2006 Annual General Meeting of Billabong International Limited.

The meeting will commence at 10.00am on Friday, 27 October 2006 and will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel, at 81 Surf Parade, Broadbeach, Queensland.

A Notice of Meeting, Explanatory Memorandum and Proxy Form are enclosed with this invitation. Also enclosed are copies of Billabong International Limited's 2006 Full Financial Report and Concise Annual Report.

If you are attending the meeting, please bring this letter with you to assist us to process your registration efficiently. If you are unable to attend, you may appoint a proxy to vote for you at the meeting by completing the attached Proxy Form. If you intend to appoint a proxy, please return the completed proxy form in accordance with the directions on the form by 10.00am on Wednesday, 25 October 2006.

Your Directors look forward to seeing you at this meeting.

Yours sincerely

Ted Kunkel
Chairman

PLEASE BRING THIS LETTER TO THE ANNUAL GENERAL MEETING FOR REGISTRATION

AGM REGISTRATION

The Annual General Meeting of Billabong International Limited is to be held on Friday, 27 October 2006 at 10.00am in the Grand Ballroom of the Sofitel Gold Coast Hotel, 81 Surf Parade, Broadbeach with registration commencing at 9.00am.

BILLABONG 2006 ANNUAL GENERAL MEETING

The Billabong International Limited 2006 Annual General Meeting
will be held in the Grand Ballroom of the Sofitel Gold Coast Hotel
81 Surf Parade Broadbeach Qld
Friday, 27 October 2006 at 10:00am



Gold Coast Convention Centre
5kms
Surfers Paradise
Albert Ave
Victoria Ave
MONORAIL
Jupiters Casino
Gold Coast Hwy
Surf Parade
Charles Ave
BEACH
Coolangatta Airport
20kms

Parking is available at:

1. the Sofitel Gold Coast Hotel by entering the Hotel Entrance from Surf Parade and continuing down the driveway leading underneath the hotel. If the boom gate is down, press the intercom button and advise the reception desk that you are attending the Billabong AGM; or
2. underneath the Oasis Shopping Centre by entering from Victoria Avenue.

Billabong International Limited
ABN 17 084 923 946

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
QLD 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000

Appointment of Proxy

I/We being a member/s of Billabong International Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Billabong International Limited to be held at the Sofitel Gold Coast Hotel, Grand Ballroom, 81 Surf Parade, Broadbeach, Queensland on Friday 27 October 2006 at 10:00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 6 AND 7 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 6 & 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6 & 7 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
2.	To re-elect Mr Gordon Merchant as a Director			
3.	To re-elect Ms Colette Paull as a Director			
4.	To re-elect Mr Paul Naude as a Director			
5.	Adopt the Remuneration Report			
6.	Award of Shares to Mr Derek O'Neill under the Executive Performance Share Plan			
7.	Award of Shares to Mr Paul Naude under the Executive Performance Share Plan			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

BBG 7PR

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:00am on Friday 27 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 19, 307 Queen Street, Brisbane QLD 4000 Australia
BY MAIL	Registered Office - PO Box 283, Burleigh Heads QLD 4220 AUSTRALIA
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4001 Australia
BY FAX	61 7 3237 2152 - Computershare Investor Services Pty Limited
	61 7 5589 9654 - Billabong International Limited
	or email to: secretary@billabong.com.au - Billabong International Limited

Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of Billabong International Limited will be held at the Sofitel Gold Coast Hotel, Grand Ballroom, 81 Surf Parade, Broadbeach, Queensland at 10.00 a.m. on Friday 27 October 2006.

ORDINARY BUSINESS

Financial Report and Directors' and Audit Reports

1. To receive and consider the Financial Report, including the Directors' Declaration, for the year ended 30 June 2006 and the related Directors' Report and Audit Report.

Re-election of Directors

2. Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

3. Ms. Colette Paull retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers herself for re-election.

4. Mr. Paul Naude retires by rotation in accordance with Article 6.3 of the Company's Constitution and, being eligible, offers himself for re-election.

Remuneration Report

5. That the Remuneration Report for the year ended 30 June 2006 be adopted.
   (Note: the vote on this resolution is advisory only and does not bind the Directors or the Company).

SPECIAL BUSINESS

Award of Shares to Executive Directors under the Executive Performance Share Plan

6. That the award of 44,123 fully paid ordinary shares, for no consideration, to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2007 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 6 by Mr.O'Neill and Mr. Naude and any associate of Mr. O'Neill and Mr. Naude. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTICE OF ANNUAL GENERAL MEETING

7. That the award of 41,917 fully paid ordinary shares, for no consideration, to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2007 be approved for the purpose of ASX Listing Rule 10.14.

Pursuant to ASX Listing Rule 10.15.5, the Company will disregard any votes cast on resolution 7 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude and Mr. O'Neill. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board
Maria Manning
Company Secretary

Proxies

If you are unable to attend and vote at the meeting and wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registry, Computershare Investor Services Pty Ltd, by 10:00 a.m. on Wednesday 25 October 2006.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220;
  Faxed to the Company at +61 7 5589 9654;
  E-mailed to secretary@billabong.com.au
- Mailed to the Company's share registry, Computershare Investor Services Pty Ltd, at Level 19, CPA Building, 307 Queen Street, Brisbane, Queensland, 4000; or
  Faxed to Computershare Investor Services Pty Ltd on + 61 7 3237 2152.

Further details in respect of the resolutions to be put to the meeting are set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7:00 p.m. on Wednesday 25 October 2006.

Billabong International Limited
ABN 17 084 923 946

EXPLANATORY MEMORANDUM

RESOLUTION 1 - FINANCIAL REPORT AND DIRECTORS' AND AUDIT REPORTS

The Annual Report for the period ended 30 June 2006 has been provided to you with the material accompanying this Notice of Annual General Meeting. Shareholders will be given the opportunity to ask questions of the Board of Directors and the Auditor in relation to the Annual Report at the Annual General Meeting.

RESOLUTION 2, 3 AND 4 - RE-ELECTION OF DIRECTORS

Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. Merchant has been a Non-Executive Director of the Company since 4 July, 2000. Being eligible, Mr. Merchant offers himself for re-election.

Ms. Colette Paull retires by rotation in accordance with Article 6.3 of the Company's Constitution. Ms. Paull has been a Non-Executive Director of the Company since 4 July, 2000. Being eligible, Ms. Paull offers herself for re-election.

Mr. Paul Naude retires by rotation in accordance with Article 6.3 of the Company's Constitution. Mr. Naude has been an Executive Director of the Company since 14 November, 2002. Being eligible, Mr. Naude offers himself for re-election.

The Board (in each case, in the absence of the relevant Director) unanimously recommends that shareholders vote in favour of the re-elections of Mr. Merchant, Ms. Paull and Mr. Naude.

RESOLUTION 5 - REMUNERATION REPORT

The Remuneration Report is set out on pages 38 to 48 of the Directors' Report in the Company's Concise Annual Report 2006. The report:

- explains the Company's remuneration reward framework for its senior managers;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each Director and for the Company's senior management team;
- provides details on all equity instruments provided as remuneration to each Director of the Company and its senior managers;
- details major provisions of service agreements between the Company and the senior management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.
The Board unanimously recommends that shareholders vote in favour of Resolution 5.

RESOLUTIONS 6 AND 7 – AWARD OF SHARES TO EXECUTIVE DIRECTORS UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at the Company's Annual General Meeting on 22 October 2004. The Plan is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the Plan, Directors of the Company are able to make an award of fully paid ordinary shares in the Company. The shares remain in the possession of the trustee of the Plan pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved.

EXPLANATORY MEMORANDUM

The performance criteria for these awards of performance shares are based on Billabong's earnings per share ("EPS") growth for the three years ending 30 June 2007 to 30 June 2009 ("performance period") as follows:

a) if annual compound EPS growth over the three years compared to the 2005/06 Financial Year ("base year") is less than 12.5% no shares will vest;

b) if annual compound EPS growth over the performance period compared to the base year is equal to 12.5%, 50% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 12.5% but less than 15%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 75%;

c) if annual compound EPS growth over the performance period compared to the base year is equal to 15%, 75% of the shares awarded will vest at the end of the performance period. If annual compound EPS growth compared to the base year is greater than 15% but less than 17.5%, the proportion of shares vesting will be increased on a pro-rata basis between 75% and 100%; and

d) if the annual compound EPS growth over the performance period compared to the base year is equal to or greater than 17.5%, all of the performance shares awarded will vest.

A summary of the major provisions of the rules of the Executive Performance Share Plan can be viewed on the Company's website www.billabongbiz.com.

As advised to shareholders in previous Explanatory Memorandums the Directors expect to make awards of shares under the Plan each year. Any shares issued to Directors require approval of shareholders under ASX Listing Rule 10.14 including shares issued under the Plan.

At last year's Annual General Meeting, shareholders approved the award of 45,496 shares to each of Mr. O'Neill and Mr. Naude for no consideration. The Company issued to the Trustee, 45,496 shares in respect of each of Mr. O'Neill and Mr. Naude. These shares will not vest until the performance criteria are met over a three year period ending 30 June 2008.

The Board proposes to make awards of shares identified in their respective resolutions to Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong USA. It is proposed that the relevant shares be issued within three months of shareholder approval.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

Pursuant to ASX Listing Rule 10.15.5 the Company will disregard any votes cast on resolution 6 by Mr. O'Neill and Mr. Naude and any associate of Mr. O'Neill and Mr. Naude and will disregard any votes cast on resolution 7 by Mr. Naude and Mr. O'Neill and any associate of Mr. Naude or Mr. O'Neill.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.